INTEGRA RESOURCES CORP.

SPECIAL WARRANT INDENTURE

August 16, 2019

- i -

- ii -

- iii -

SPECIAL WARRANT INDENTURE

THIS SPECIAL WARRANT INDENTURE made as of August 16, 2019.

BETWEEN:

INTEGRA RESOURCES CORP., a corporation existing under the laws of Ontario, and includes any successor corporation

(the "Corporation")

OF THE FIRST PART

AND:

TSX TRUST COMPANY, a trust company existing under the laws of Canada

(the "Special Warrant Agent")

OF THE SECOND PART

WHEREAS the Corporation proposes to issue and sell an aggregate of 14,490,696 Special Warrants at the purchase price of $0.86 per Special Warrant;

AND WHEREAS each Special Warrant shall be automatically exercisable (without payment of any further consideration) into one Common Share in the capital of the Corporation;

AND WHEREAS the Corporation is authorized to create and issue the Special Warrants;

AND WHEREAS the Corporation represents to the Special Warrant Agent that all necessary resolutions of the directors of the Corporation have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution and delivery of this Indenture and the execution and issue of the Special Warrants and to make the same legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Special Warrant Agent;

AND WHEREAS the Special Warrant Agent has been appointed by the Corporation and has agreed to act as agent on behalf of the Special Warrantholders on the terms and conditions set forth herein.

NOW THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and in further consideration of the representations, warranties and covenants herein set forth, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words have the respective meaning indicated below:

(a) "1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(b) "Accredited Investor" means an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the 1933 Act;

(c) "Applicable Legislation" means the provisions, if any, for the time being, of any statute of Canada or a province or territory thereof, and of the regulations under such statute, relating to special warrant indentures and to the rights, duties and obligations of special warrant agents under special warrant indentures, and of corporations issuing their securities under special warrant indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(d) "Authenticated" means (a) with respect to the issuance of a Special Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Special Warrant Agent, (b) with respect to the issuance of an Uncertificated Special Warrant, one in respect of which the Special Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Special Warrant are entered in the register of holders of Special Warrants, and "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

(e) "Business Day" means any day except Saturday, Sunday or a statutory or civic holiday in the Cities of Vancouver, British Columbia and Toronto, Ontario or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business;

(f) "Capital Reorganization" has the meaning ascribed thereto in Section 4.1(d);

(g) "Closing" means the closing on the Closing Date of the Private Placement;

(h) "Closing Date" means August 16, 2019, being the closing date of the Private Placement;

(i) "Common Share Reorganization" has the meaning ascribed thereto in Section 4.1(a);

(j) "Common Shares" means common shares in the capital of the Corporation;

(k) "Convertible Securities" has the meaning ascribed thereto in Section 4.1(a);

(l) "Corporation" means Integra Resources Corp., a corporation existing under the laws of Ontario;

(m) "Corporation's auditors" means the firm of accountants serving as the auditors of the Corporation at the relevant time;

(n) "Counsel" means a barrister or solicitor or a firm of barristers and solicitors retained by the Special Warrant Agent or retained by the Corporation and acceptable to the Special Warrant Agent, which may or may not be counsel for the Corporation;

(o) "Current Market Price" of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during the 20 consecutive Trading Days (on each of which at least 500 Common Shares are traded in board lots) ending on the third Trading Day immediately prior to such date on the TSXV, or if on such date the Common Shares are not listed on the TSXV, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Corporation;

(p) "Deemed Exercise Date" means, subject to Section 4.1(f), the date that is the first Business Day after the earlier of the:

(i) Qualification Date; and

(ii) the date that is four months and one day following the Closing Date;

(q) "Deemed Exercise Time" means 2:00 p.m. (Vancouver, British Columbia time) on the Deemed Exercise Date;

(r) "Depository" means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Special Warrants;

(s) "Designated Jurisdictions" means, collectively, each of the provinces of Canada where Special Warrants are sold;

(t) "director" means a director of the Corporation for the time being and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Corporation as a board or, whenever duly empowered, action by a committee of such board;

(u) "Exercise Notice" has the meaning ascribed thereto in Section 3.7(a);

(v) "Indenture", "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to this special warrant indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto, in each case, as may be amended from time to time; and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Indenture;

(w) "Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Special Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Special Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(x) "Passport System" means the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

(y) "person" means an individual, body corporate, partnership, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

(z) "Preliminary Prospectus" means a preliminary prospectus of the Corporation (in the English language), including documents incorporated or deemed to be incorporated by reference therein (if any), filed with the Securities Regulators by the Corporation in connection with qualifying the distribution of the Underlying Shares underlying the Special Warrants in the Designated Jurisdictions;

(aa) "Private Placement" means the private placement of 14,490,696 Special Warrants pursuant to the subscription agreements entered into on the Closing Date between the Corporation and the purchasers of Special Warrants;

(bb) "Prospectus" means a final prospectus of the Corporation (in the English language) including documents incorporated or deemed to be incorporated by reference therein (if any), filed with the Securities Regulators by the Corporation which qualifies the distribution of the Underlying Shares underlying the Special Warrants in the Designated Jurisdictions;

(cc) "Qualification Date" means the date on which the British Columbia Securities Commission, as the principal regulator under the Passport System, issues the Receipt evidencing that each Securities Regulator has issued a receipt for the Prospectus;

(dd) "Receipt" means the receipt issued by the British Columbia Securities Commission, which is deemed to also be a receipt of the Securities Regulators of the other Designated Jurisdictions pursuant to the Passport System;

(ee) "Rights Offering" has the meaning ascribed thereto in Section 4.1(b);

(ff) "Rights Period" has the meaning ascribed thereto in Section 4.1(b);

(gg) "Securities Regulators" means, collectively, the securities commissions or other applicable securities regulatory authorities of each of the Designated Jurisdictions;

(hh) "Special Distribution" has the meaning ascribed thereto in Section 4.1(c);

(ii) "Special Warrant" means a special warrant of the Corporation created by the Corporation, issued and Authenticated hereunder and entitling the holder thereof to acquire one Common Share upon deemed exercise thereof, in accordance with this Indenture, without payment of additional consideration or further action on the part of the holder of Special Warrants, subject to adjustment as set out herein;

(jj) "Special Warrant Agent" means the special warrant agent under this Indenture, initially being TSX Trust Company, in its capacity as special warrant agent hereunder, having an office in Toronto, Ontario or such other address as it shall inform the Corporation and Special Warrantholders from time to time;

(kk) "Special Warrant Certificate" means a certificate evidencing one or more Special Warrants issuable hereunder, substantially in the form attached hereto as Schedule "A";

(ll) "Special Warrantholder" means the registered holder from time to time of an outstanding Special Warrant;

(mm) "Subsidiary of the Corporation" means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities of such corporation are owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation, or by the Corporation and one or more subsidiaries of the Corporation and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(nn) "Trading Day" means any day on which the facilities of the TSXV, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, or, if the Common Shares are not listed thereon, an over-the-counter market in Canada as may be selected by the directors on which the Common Shares are traded, is open for trading;

(oo) "TSXV" means the TSX Venture Exchange;

(pp) "Uncertificated Special Warrant" means any Special Warrant which is not represented by a Special Warrant Certificate;

(qq) "Underlying Share" means one Common Share, subject to adjustment in accordance with Article 4;

(rr) "United States" has the meaning ascribed thereto in Rule 902(e) of Regulation S under the 1933 Act;

(ss) "U.S. Person" the meaning ascribed thereto in Rule 902(k) of Regulation S under the 1933 Act;

(tt) "written order of the Corporation", "written direction of the Corporation", "written request of the Corporation", "written consent of the Corporation" and "certificate of the Corporation" and "any other document required to be signed by the Corporation", means, respectively, a written order, direction, request, consent, certificate or other document signed in the name of the Corporation by any officer or director and may consist of one or more instruments so executed.

1.2 Headings

The division of this Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Special Warrants.

1.3 Gender

Words importing the singular number also include the plural and vice versa and words importing a particular gender or neuter include both genders and neuters.

1.4 Weekends and Holidays

If the date for the taking of any action under this Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5 Meaning of "Outstanding"

Every Special Warrant represented by a Special Warrant Certificate countersigned by the Special Warrant Agent or Uncertificated Special Warrant that has been Authenticated and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Special Warrant Agent for cancellation or until the Deemed Exercise Time. Where a new Special Warrant Certificate has been issued pursuant to Section 2.6 to replace one which has been mutilated, lost, stolen or destroyed, the Special Warrants represented by only one of such Special Warrant Certificates are counted for the purpose of determining the aggregate number of Special Warrants outstanding. A Special Warrant Certificate representing a number of Special Warrants which has been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Special Warrants.

1.6 Time

Time is of the essence hereof and of each Special Warrant Certificate.

1.7 Applicable Law

This Indenture and each Special Warrant Certificate are subject to and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.8 Severability

Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under Applicable Legislation. In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect under Applicable Legislation the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9 Currency

All references to currency herein and in the Special Warrant Certificates are to Canadian dollars unless otherwise indicated.

1.10 Conflicts

In the event of any conflict or inconsistency between the provisions of this Indenture and the Special Warrant Certificates, the provisions of this Indenture will govern.

1.11 Schedules

The attached Schedule "A", Schedule "B" and Schedule "C" are incorporated into and form part of this Indenture.

ARTICLE 2
ISSUE AND PURCHASE OF SPECIAL WARRANTS

2.1 Creation, Form and Terms of Special Warrants

(a) The Corporation hereby creates and authorizes for issuance of 14,490,696 Special Warrants.

(b) The Special Warrants shall be executed by the Corporation and Authenticated by, or on behalf of, the Special Warrant Agent upon the written order of the Corporation and delivered by the Special Warrant Agent to the Corporation or to the order of the Corporation in accordance with the written order of the Corporation.

(c) Each Special Warrant shall entitle the holder thereof to acquire, upon deemed exercise thereof, one Common Share without the payment of additional consideration and subject to adjustment in accordance with Article 4 hereof.

(d) Subject to the provisions hereof, the Special Warrants issued under this Indenture are limited in the aggregate to 14,490,696 Special Warrants, provided that the number and type of securities to be issued upon deemed exercise of the Special Warrants is subject to increase or decrease so as to give effect to the adjustments as required by Article 4.

(e) No fractional Special Warrants shall be issued or otherwise provided for hereunder.

2.2 Form of Special Warrants, Certificated Special Warrants

The Special Warrants may be issued in both certificated and uncertificated form. All Special Warrants issued in certificated form shall be evidenced by a Special Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Closing Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Special Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Special Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Special Warrantholders to be maintained by the Special Warrant Agent.

2.3 Special Warrant Certificate

(a) For Special Warrants issued in certificated form, the form of certificate representing Special Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Special Warrant Agent. Each Special Warrant Certificate shall be Authenticated manually on behalf of the Special Warrant Agent upon the written order of the Corporation. Each Special Warrant Certificate shall be signed by at least one duly authorized signatory of the Corporation, whose signature shall appear on the Special Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Special Warrant Certificate which has been signed as hereinbefore provided shall be valid, and the Special Warrantholder entitled to the benefits, notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Special Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation, with the approval of the Special Warrant Agent, may determine.

(b) The Special Warrant Agent shall Authenticate Uncertificated Special Warrants (whether upon original issuance, exchange, registration of transfer or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Special Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Special Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Special Warrants with respect to which this Indenture requires the Special Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Special Warrants are binding on the Corporation.

(c) No Special Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by the Special Warrant Agent.

(d) No Special Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Special Warrant Agent. Such Authentication on any such Special Warrant Certificate shall be conclusive evidence that such Special Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(e) No Uncertificated Special Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Special Warrant. Such entry on the register of the particulars of an Uncertificated Special Warrant shall be conclusive evidence that such Uncertificated Special Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(f) The Authentication by the Special Warrant Agent of any Special Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Special Warrant Agent as to the validity of the Indenture or such Special Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Special Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrants or any of them or the proceeds thereof. Authentication by the Special Warrant Agent shall be conclusive evidence as against the Corporation that the Special Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

2.4 Transferability and Ownership of Special Warrants

(a) The Corporation hereby appoints the Special Warrant Agent as registrar of the Special Warrants and shall cause the Special Warrant Agent to keep at its Toronto office set forth in Section 9.1(b) a register in which the Special Warrant Agent shall enter the names and addresses of the Special Warrantholders, and the number of Special Warrants, and other particulars, prescribed by law, of the Special Warrants held by them, together with a record of transfers in which particulars of all transfers of Special Warrants will be recorded. The Special Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Corporation and to any Special Warrantholder upon payment to the Special Warrant Agent of its reasonable fees and compliance with this Section 2.4.  Any Special Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Special Warrant Agent stating the name and address of the Special Warrantholder and agreeing not to use the information therein except in connection with (i) an effort to call a meeting of Special Warrantholders or to influence the voting of Special Warrantholders at any meeting of Special Warrantholders; (ii) an offer to acquire securities of the Corporation or (iii) any other matter relating to the affairs of the Corporation.

(b) Once an Uncertificated Special Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Special Warrant Agent from the holder as provided herein, except that the Special Warrant Agent may act unilaterally to make purely administrative changes internal to the Special Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Special Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Special Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Corporation and the Special Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Special Warrant Agent plus interest, at an appropriate then prevailing rate of interest), sustained by the Corporation or the Special Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Special Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Special Warrant Agent.

(c) The Special Warrant Certificates may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed) on the register kept at the office of the Special Warrant Agent pursuant to Section 2.4(a), only upon: (i) in the case of a Special Warrant Certificate, surrendering to the Special Warrant Agent the Special Warrant Certificates representing the Special Warrants to be transferred together with a duly executed transfer form as set forth in the Special Warrant Certificate; (ii) in the case of Uncertificated Special Warrants not held in the name of the Depository, in accordance with the Internal Procedures; and (iii) compliance with: (A) all Applicable Legislation; (B) the conditions herein; and (C) such other reasonable requirements as the Corporation and the Special Warrant Agent may prescribe.

(d) Notwithstanding anything contained in this Indenture, in the Special Warrant Certificate or in any subscription agreements under which Special Warrants were issued and sold, the Special Warrant Agent, relying solely on such requirements as the Corporation and Special Warrant Agent may prescribe pursuant to Section 2.4(c) or this Section, shall not register any transfer of a Special Warrant unless the transfer is made in compliance with this Section.

(e) The Special Warrant Agent acknowledges and understands that the Special Warrants have not been registered under the 1933 Act or under the securities or "blue sky" laws of any state of the United States. A Special Warrantholder who is the original purchaser of Special Warrants that is (i) an Accredited Investor may only offer, sell, or otherwise transfer such securities (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, (C) pursuant to the exemption from the registration requirements of the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in accordance with any applicable state securities or "blue sky" laws, (D) in a transaction that does not require registration under the 1933 Act or any applicable state laws and regulations governing the offer and sale of securities, or (E) pursuant to an effective registration statement under the 1933 Act. If a Special Warrant Certificate is tendered for transfer to a U.S. Person or a person in the United States in violation of the foregoing, the Special Warrant Agent shall not register such transfer.

(f) The Corporation shall direct the Special Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation. The Special Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Special Warrants or any Underlying Shares issuable upon the deemed exercise of any Special Warrants. The Special Warrant Agent shall be entitled to process all proffered transfers and exercises of Special Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of this Indenture. The Special Warrant Agent may assume for the purposes of this Indenture that the address on the register of Special Warrantholders of any Special Warrantholder is the Special Warrantholder's actual address and is also determinative of the Special Warrantholder's residency and that the address of any transferee to whom any Special Warrants or any Underlying Shares are to be registered, as shown on the transfer document, is the transferee's actual address and is also determinative of the transferee's residency.

(g) Upon any transfer of Special Warrants in accordance with the provisions of this Indenture, the Corporation shall covenant and agree with the Special Warrant Agent, on behalf of the transferee holder and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder and is entitled to the benefits of the covenant and agreement of the Corporation set forth in Section 3.15 herein and to be set forth under the heading "Contractual Right of Rescission" in the Prospectus (if any such Prospectus is filed with the Securities Regulators) subject, in each case, to the restrictions and limitations described thereunder. Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the Special Warrant Agent shall not be responsible for ensuring the Special Warrants or the exercise of Special Warrants is cancelled and a refund of the holder's funds is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation shall instruct the Special Warrant Agent in writing, to cancel the Special Warrants or exercise transaction and to cause the cancellation of any Underlying Shares on the appropriate registers, which may have already been issued upon the Special Warrant exercise.

(h) A person who furnishes evidence that he is, to the reasonable satisfaction of the Special Warrant Agent:

(i) the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Special Warrantholder;

(ii) a guardian, committee, trustee, curator or tutor representing a Special Warrantholder who is an infant, an incompetent person or a missing person; or

(iii) a liquidator or a trustee in bankruptcy for a Special Warrantholder,

may, as hereinafter stated, by surrendering such evidence together with the Special Warrant Certificate in question to the Special Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Special Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Special Warrantholders. Forthwith after the new holder becomes noted on the register, the Special Warrant Agent shall issue a new Special Warrant Certificate to and send such certificate to the new holder.

(i) The Corporation and the Special Warrant Agent shall deem and treat the registered holder of any Special Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Corporation and any previous holder of such Special Warrant, and, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction, neither the Corporation nor the Special Warrant Agent is affected by any notice to the contrary.

(j) Subject to the provisions of this Indenture and Applicable Legislation, each Special Warrantholder is entitled to the rights and privileges attaching to the Special Warrants, and the issue of the Underlying Shares by the Corporation on deemed exercise of the Special Warrants in accordance with the terms and conditions herein contained discharges all responsibilities of the Corporation and the Special Warrant Agent with respect to such Special Warrants and neither the Corporation nor the Special Warrant Agent is bound to inquire into the title of any such registered holder.

(k) A reasonable charge will be levied on a presenter of a Special Warrant Certificate pursuant to this Indenture for the transfer of any Special Warrant. Either the Special Warrantholder or the Corporation will assume this charge. If any of the Underlying Shares subscribed for are to be issued to a person or persons other than the registered Special Warrantholder, the registered Special Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Special Warrant Agent may stipulate and will pay to the Corporation or the Special Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates evidencing Underlying Shares unless or until such Special Warrantholder shall have paid to the Corporation or the Special Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Special Warrant Agent that such tax has been paid or that no tax is due.

(l) Notwithstanding any other provision of this Section 2.4, in connection with any transfer of Special Warrants, the transferor and transferee shall comply with all reasonable requirements of the Special Warrant Agent as the Special Warrant Agent may deem necessary to secure the obligations of the transferee of such Special Warrants with respect to such transfer.

(m) In the case of a Special Warrant Certificate that does not contain or is not deemed to contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the Special Warrantholder shall certify that the transfer of the Special Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, and, if applicable, shall furnish to the Corporation and the Special Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect, and such Special Warrant Certificate transferred to, or for the account or benefit of a U.S. Person or to a person in the United States, shall bear or be deemed to bear the applicable U.S. legend.

2.5 Special Warrantholders Not Shareholders

A Special Warrantholder is not deemed or regarded as a shareholder of the Corporation nor is such Special Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and on the Special Warrant Certificates.

2.6 Loss, Mutilation, Destruction or Theft of Special Warrants

In case any of the Special Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Corporation, in its discretion, may issue and thereupon the Special Warrant Agent will countersign and deliver a new Special Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Special Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate and the substituted Special Warrant Certificate shall entitle the holder thereof to the benefits hereof and rank equally in accordance with its terms with all other Special Warrants issued hereunder.

The Special Warrantholder applying for the issue of a new Special Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and the Special Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Corporation and the Special Warrant Agent in their discretion. The Corporation and the Special Warrant Agent may also, as a condition precedent to issuing a new Special Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Special Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Corporation and the Special Warrant Agent in connection therewith.

2.7 Exchange of Special Warrants

A Special Warrantholder may at any time prior to the Deemed Exercise Time, by written instruction delivered to the Special Warrant Agent at the office of the Special Warrant Agent set forth in Section 9.1, exchange his Special Warrant Certificates for Special Warrant Certificates evidencing Special Warrants in other denominations representing the same number of Special Warrants as under the Special Warrant Certificates so surrendered, in which case the Special Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Special Warrant Agent may determine for every Special Warrant Certificate issued upon exchange. The Special Warrantholder surrendering such Special Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Special Warrant Certificate. The Corporation shall sign and the Special Warrant Agent shall countersign all Special Warrant Certificates necessary to carry out exchanges as aforesaid.

2.8 Ranking

All Special Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.

2.9 Purchase of Special Warrants for Cancellation

Subject to Applicable Legislation, the Corporation may, at any time or from time to time, purchase all or any of the Special Warrants in the market, by private contract or otherwise, on such terms as the Corporation may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Special Warrants are then obtainable plus reasonable costs of purchase. The Special Warrants (and if applicable, the Special Warrant Certificates representing the Special Warrants) purchased hereunder by the Corporation shall, immediately following purchase, be delivered to and cancelled by the Special Warrant Agent and no Special Warrants shall be issued in substitution therefor. In the case of Uncertificated Special Warrants, the Special Warrants purchased pursuant to this Section 2.10 shall be reflected accordingly on the register of the Special Warrants and in accordance with procedures prescribed by the Special Warrant Agent under the book entry registration system.  No Special Warrants shall be issued in replacement thereof.

2.10 Cancellation of Surrendered Special Warrants

All Special Warrants Certificates surrendered pursuant to Section 2.4, 2.6, 2.7 and 2.9 and Article 5 shall be cancelled by the Special Warrant Agent and upon such circumstances all such Uncertificated Special Warrants shall be deemed cancelled and so noted on the register by the Special Warrant Agent.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

Until the termination of this Indenture, the Corporation represents, warrants, covenants and agrees with the Special Warrant Agent for the benefit of the Special Warrant Agent and Special Warrantholders as follows:

3.1 To Issue Special Warrants and Reserve Common Shares

(a) That it is duly authorized to create, issue and sell the Special Warrants and that the Special Warrant Certificates, when issued and countersigned by the Special Warrant Agent, and each Uncertificated Special Warrant that has been Authenticated by the Special Warrant Agent will be valid and enforceable against the Corporation in accordance with their terms and the terms of this Indenture and that the Corporation has reserved, allotted and set aside for issuance of 14,490,696 Common Shares, being the number of Underlying Shares issuable upon the deemed exercise of Special Warrants in accordance with the terms of this Indenture and such Common Shares, when issued upon the deemed exercise of Special Warrants pursuant to and in accordance with the terms of this Indenture, are authorized to be issued as fully paid and non-assessable common shares of the Corporation.

(b) TSX Trust Company is the registrar and transfer agent of the Common Shares, and is duly authorized to countersign, register and issue certificates representing, or otherwise document or evidence of ownership of, such Common Shares, in each case in accordance with and pursuant to the terms of this Indenture.

3.2 To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3 To Carry On Business

That subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent any winding-up or liquidation of the Corporation or any Subsidiary of the Corporation or the abandonment of any rights and franchises of the Corporation or any Subsidiary of the Corporation or any corporate reorganization, amalgamation, consolidation, merger, sale, or take-over bid or other business combination from being completed by the Corporation or any Subsidiary of the Corporation in accordance with applicable corporate and securities laws (and none of which are presently contemplated by the Corporation or any Subsidiary of the Corporation at the date hereof) if, in the opinion of the directors or officers of the Corporation or any Subsidiary of the Corporation, as the case may be, it is advisable and in the best interest of the Corporation or of such Subsidiary of the Corporation to do so.

3.4 No Breach of Constating Documents

That the issue of the Special Warrants and the issue of the Underlying Shares do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Corporation or a Subsidiary of the Corporation or the resolutions of the board of directors, committees of the board of directors or shareholders of the Corporation or a Subsidiary of the Corporation or any trust indenture, loan agreement or any other agreement or instrument to which the Corporation or any Subsidiary of the Corporation is contractually bound.

3.5 Reporting Issuer

The Corporation will use its reasonable best efforts to maintain its status as a reporting issuer not in default in each such Designated Jurisdiction. The Corporation will make all requisite filings under applicable securities laws and stock exchange rules to report the issuance of the Underlying Shares pursuant to the deemed exercise of the Special Warrants.

3.6 Filing Prospectus and Related Matters

The Corporation shall use its best efforts to complete the following as soon as possible following the Closing Date:

(a) prepare and file the Preliminary Prospectus with the British Columbia Securities Commission (in its capacity as the principal regulator under the Passport System) and with the applicable Securities Regulator in each of the other Designated Jurisdictions;

(b) obtain a receipt or deemed receipt, as applicable, for the Preliminary Prospectus in each of the Designated Jurisdictions;

(c) satisfy all comments received or deficiencies raised by the applicable Securities Regulators in respect of the Preliminary Prospectus after receipt of such comments or after such deficiencies are raised; and

(d) prepare and file the Prospectus and obtain the Receipt therefor in each of the Designated Jurisdictions after resolution of such comments and deficiencies.

3.7 Notices to Special Warrant Agent

The Corporation shall forthwith, and in any event within one Business Day of the Deemed Exercise Date give written notice to the Special Warrant Agent of the following:

(a) the issuance of the Receipt for the Prospectus and the date which constitutes the Deemed Exercise Date (the "Exercise Notice") in the form of Schedule "C" hereto;

(b) the Deemed Exercise Date on the date that is four months and one day following the Closing Date, if no Receipt has been obtained by that date in the form of Schedule "C" hereto; and

(c) any adjustment that has been made pursuant to Article 4.

3.8 Securities Qualification Requirements

That, if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Securities Regulators or any other step is required under any applicable law of the Designated Jurisdictions or any other applicable jurisdiction before any securities or property which a Special Warrantholder is entitled to receive pursuant to the deemed exercise of a Special Warrant may properly and legally be delivered upon the deemed exercise of a Special Warrant, the Corporation covenants that it shall use its reasonable commercial efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.

3.9 Maintain Listing

That the Corporation will use its reasonable best efforts to ensure that the listing of the Common Shares on the TSXV is maintained and that the Underlying Shares underlying the Special Warrants will be approved for listing and trading on the TSXV as of the Deemed Exercise Time.

3.10 Satisfy Covenants

That the Corporation will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture and advise the Special Warrant Agent and the Special Warrantholders promptly in writing of any default under the terms of this Indenture.

3.11 Performance of Covenants by Special Warrant Agent

That if the Corporation shall fail to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within ten Business Days after receiving notice of such failure by the Special Warrant Agent, the Special Warrant Agent may notify the Special Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. No such performance, expenditure or advance by the Special Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

3.12 Special Warrant Agent's Remuneration and Expenses

That the Corporation will pay the Special Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Corporation and the Special Warrant Agent and will pay or reimburse the Special Warrant Agent upon its request for all reasonable expenses and disbursements and advances properly incurred or made by the Special Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Special Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement, or advance as may arise from the gross negligence, willful misconduct or fraud of the Special Warrant Agent. Any amount owing hereunder and remaining unpaid after 30 Business Days from the invoice date will bear interest at the then current rate charged by the Special Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation or removal of the Special Warrant Agent and/or the termination of this Indenture.

3.13 Closure of Share Transfer Books

That the Corporation further covenants and agrees that it will not during the period of any notice given under Section 9.1 close its share transfer books or take any other corporate action which might deprive the Special Warrantholders of the opportunity of the deemed exercise of their Special Warrants.

3.14 Payment of Commissions

That the Corporation will not pay or give any commission or other remuneration within the meaning of Section 3(a)(9) of the 1933 Act to any person, directly or indirectly, for soliciting the deemed exercise of the Special Warrants.

3.15 Rescission Right

The Corporation covenants and agrees with the Special Warrant Agent to provide and hereby provides a right of rescission to each Special Warrantholder as hereinafter set forth, which right shall be exercisable by a Special Warrantholder directly.

The Corporation hereby agrees that in the event that a holder of a Special Warrant who acquires Underlying Shares upon deemed exercise of the Special Warrants is or becomes entitled under applicable securities laws in the Designated Jurisdictions to the remedy of rescission by reason of a misrepresentation in the Prospectus filed by the Corporation in connection herewith or any amendment thereto, qualifying the distribution of the Underlying Shares to be issued on deemed exercise of the Special Warrants in the Designated Jurisdictions, such holder shall be entitled, subject to available defences and any limitation period under applicable securities laws in the Designated Jurisdictions, to rescission not only of the holder's deemed exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrants were initially acquired, and shall be entitled in connection with such rescission to a full refund from the Corporation of all consideration paid to the Corporation on the acquisition of the Special Warrants. In the event that such holder is a permitted assignee of the interest of the original purchaser of the corresponding Special Warrants, as applicable, such permitted assignee shall be permitted to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original purchaser. The foregoing right, which is extended by the Corporation in respect of the Special Warrants issued by the Corporation, is in addition to any other right or remedy available to a holder of Special Warrants under applicable securities laws in the Designated Jurisdictions, or otherwise at law, and is subject to the defences and limitations described under such applicable laws, however, that the holder of Special Warrants expressly waives and releases the Corporation from all rights of withdrawal to which the holder of Special Warrants might otherwise be entitled pursuant to section 71(2) of the Securities Act (Ontario), section 130(1) of the Securities Act (Alberta) and section 83(3) of the Securities Act (British Columbia) or equivalent provisions of securities laws of the jurisdiction in which the holder of Special Warrants is resident.

Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the Special Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the transfer agent for the Corporation of any Underlying Shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Special Warrant Agent in writing, to cancel the exercise transaction and to cause the cancellation of any such Underlying Shares on the appropriate registers, which may have already been issued upon the Special Warrant exercise.  The Special Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this Section, nor shall the Special Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section.  Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Special Warrant Agent for distribution to the holder, the Special Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Special Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

ARTICLE 4
ADJUSTMENT OF NUMBER OF UNDERLYING SECURITIES

4.1 Adjustment of Number of Underlying Shares

The rights to acquire Underlying Shares in effect at any date attaching to the Special Warrants are subject to adjustment from time to time as follows:

(a) if and whenever at any time from the date hereof and prior to the Deemed Exercise Time, the Corporation:

(i) subdivides, re-divides or changes its outstanding Common Shares into a greater number of shares;

(ii) consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii) issues Common Shares or securities exchangeable for or convertible to Common Shares ("Convertible Securities") to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(any of the above being an "Common Share Reorganization"), the number of Underlying Shares issuable upon the exercise of each Special Warrant is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or Convertible Securities by way of stock dividend, by multiplying the number of Underlying Shares previously obtainable on the exercise of a Special Warrant by the fraction of which:

(A) the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or Convertible Securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such Convertible Securities; and

(B) the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date of such Common Share Reorganization;

and the Corporation and Special Warrant Agent, upon receipt of notice pursuant to Section 4.3, shall make such adjustment successively whenever any event referred to in this Section 4.1(a) occurs and any such issue of Common Shares or Convertible Securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.1(a). Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. To the extent that any Convertible Securities are not converted into or exchanged for Common Shares, prior to the expiration thereof, the number of Underlying Shares obtainable under each Special Warrant shall be readjusted to the number of Underlying Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such Convertible Securities;

(b) if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 calendar days after the record date for such issue ("Rights Period"), to subscribe for or acquire Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any such issuance being herein called a "Rights Offering), then the number of Underlying Shares obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Underlying Shares obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period (or into which the convertible or exchangeable securities so offered are convertible or exchangeable) upon exercise of the rights, warrants or options under the Rights Offering; and

(ii) the denominator of which shall be the aggregate of:

(A) the number of Common Shares outstanding as of the record date for the Rights Offering, and

(B) a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period (or into which the convertible or exchangeable securities so offered are convertible or exchangeable) upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered (or the conversion or exchange price of the convertible or exchangeable securities so offered) by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

Any offered securities owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Underlying Shares obtainable shall be readjusted to the number of Underlying Shares obtainable in effect immediately prior to the record date and such number shall be further adjusted based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(c) if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Corporation shall issue or distribute to all or to substantially all of the holders of the Common Shares:

(i) securities of the Corporation including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidence of its indebtedness; or

(ii) any property or other assets,

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the number of Underlying Shares obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Underlying Shares obtainable upon the exercise thereof in effect on such record date by a fraction:

(A) the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(B) the denominator of which shall be:

(1) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(2) the aggregate fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), subject to approval by any stock exchange upon which the Common Shares are then listed and posted for trading, to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution;

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If the distribution of shares, rights, options, warrants, evidences of indebtedness, property or other assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Underlying Shares obtainable shall be readjusted to the number of Underlying Shares obtainable in effect immediately prior to the record date and such number shall be further adjusted based upon the number of shares, rights, options, warrants, evidences of indebtedness, property or other assets actually distributed or based upon the number of securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d) if and whenever at any time from the date hereof and prior to the Deemed Exercise Time there is a reclassification of the Common Shares, a change in the Common Shares into other shares or securities, or a capital reorganization of the Corporation other than as described in Section 4.1(a), including for certainty a liquidation, dissolution or winding up of the Corporation, a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a "Capital Reorganization", every Special Warrantholder, as at the effective date of such Capital Reorganization, shall be entitled to receive upon deemed exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Underlying Shares obtainable under the Special Warrants to which it was previously entitled, the kind and number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, that the Special Warrantholder would have been entitled to receive on such Capital Reorganization if, on the record date or the effective date thereof, as the case may be, the Special Warrantholder had been the registered holder of the number of Underlying Shares obtainable upon the exercise of Special Warrants then held, subject to adjustment thereafter in accordance with provisions of the same, as nearly as may be possible, as those contained in this Article 4. The Corporation shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(d) unless all necessary steps have been taken so that the Special Warrantholders are thereafter entitled to receive such kind and number of shares, other securities or property. The Corporation will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization, enters into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Special Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Special Warrantholder is entitled on the exercise of his acquisition rights thereafter. An indenture entered into by the Corporation pursuant to the provisions of this Section 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Corporation, any successor to the Corporation or any purchasing body corporate, partnership, trust or other entity and the Special Warrant Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Article 4 and which apply to successive Capital Reorganizations;

(e) where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be, for an event referred to herein, the Corporation may defer, until the occurrence of that event, issuing to the Special Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Underlying Shares, other securities or property issuable upon the exercise of the Special Warrants by reason of the adjustment required by that event. If the Corporation relies on this Section 4.1(e) to defer issuing an adjusted number of Underlying Shares, other securities or property to a Special Warrantholder, the Corporation shall first deliver to the Special Warrantholder an appropriate instrument evidencing the right of such person to receive such securities or other property and the Special Warrantholder has the right to receive any distributions made on the adjusted number of Underlying Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Special Warrantholder would but for the provisions of this Section 4.1(e), have become the holder of record of the adjusted number of Underlying Shares, other securities or property;

(f) notwithstanding any other provision of this Indenture, if an event which would cause an adjustment under Section 4.1(c) or Section 4.1(d) shall become contemplated and the terms and conditions of such event are such that the rights of the Special Warrantholders to the applicable shares or other securities or property that the Special Warrantholders would be entitled to upon such adjustment are adversely affected, considering all relevant facts, by reason of them not holding prior to the Deemed Exercise Time the Underlying Shares to which they are entitled upon exercise of the Special Warrants, then (A) the Corporation shall forthwith deliver notice of such event to the Special Warrant Agent and (B) on the date that is five Business Days prior to the earliest of the record date, the date on which the Corporation's transfer books are to be closed, or the effective date with respect to such event, the Special Warrants will be deemed to be exercised and the provisions of this Indenture shall apply mutatis mutandis to such accelerated exercise of the Special Warrants;

(g) the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term "Underlying Shares" where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Special Warrantholder is entitled to receive upon the exercise of his Special Warrant, and the number of Underlying Shares obtainable in any exercise made pursuant to a Special Warrant is interpreted to mean the number of Underlying Shares or other property or securities a Special Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Special Warrant;

(h) notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares is being made pursuant to or in connection with (a) any stock option plan, share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation, which plan has been approved by the Board of Directors of the Corporation; or (b) the exchange, retraction or redemption or satisfaction of existing securities and instruments issued at the date hereof;

(i) in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Corporation's auditors or if they are unwilling or unable to act, such independent nationally recognized chartered accountants as may be selected by the directors of the Corporation, acting reasonably, who shall have access to all necessary records of the Corporation, and a determination by the Corporation's auditors is binding upon the Corporation, the Special Warrant Agent, all Special Warrantholders and all other persons interested therein; and

(j) no adjustment in the number of Underlying Shares obtainable upon exercise of Special Warrants shall be made in respect of any event described in this Section 4.1 if the Special Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Special Warrantholders had exercised their Special Warrants prior to or on the effective date or record date of such event.

4.2 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Special Warrants, including the number of Underlying Shares obtainable upon the exercise thereof, the Corporation shall take any corporate action which may in its opinion be necessary in order that the Corporation or any successor to the Corporation has reserved, allotted and set aside for issuance Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Underlying Shares and may validly and legally deliver all other securities or property which the Special Warrantholders are entitled to receive on the full exercise of the Special Warrants in accordance with the provisions hereof.

4.3 Notice of Adjustment

After the occurrence of any event which requires an adjustment as provided in Section 4.1, the Corporation shall forthwith deliver a written notice to the Special Warrantholders and the Special Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

4.4 No Action After Notice

The Corporation covenants with the Special Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Special Warrant of the opportunity of exercising their Special Warrants during the period of 14 calendar days after giving of the notice set forth in Sections 4.3 and 4.6 hereof.

4.5 Protection of Special Warrant Agent

The Special Warrant Agent:

(a) is entitled to act and rely, and shall be protected in so doing, on any adjustment calculation of the Corporation or the Corporation's auditors and any other documents filed by the Corporation pursuant to this Article 4 for all purposes;

(b) is not at any time under any duty or responsibility to a Special Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(c) is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(d) is not responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver certificates for the Underlying Shares upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(e) shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Corporation.

4.6 Notice of Special Matters

The Corporation covenants with the Special Warrant Agent that so long as any Special Warrants remain outstanding it will give not less than 14 calendar days' prior written notice in the manner provided for in Article 9 to the Special Warrant Agent and the Special Warrantholder of any event which requires an adjustment pursuant to this Article 4. The Corporation covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment. The Corporation further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Corporation with the Special Warrant Agent, on which the Special Warrant Agent may act and rely, showing how such adjustment shall be computed and give notice to the Special Warrantholders of such adjustment computation.

ARTICLE 5
EXERCISE AND CANCELLATION OF SPECIAL WARRANTS

5.1 Notice of Deemed Exercise to Special Warrantholders

Upon receipt of the Exercise Notice from the Corporation in accordance with Section 3.7, the Special Warrant Agent shall give written notice, in the form to be provided by the Corporation to the Special Warrant Agent, to each holder of a Special Warrant concurrently with delivery of the certificates or other evidence of ownership representing the Underlying Shares in accordance with Section 5.3.

5.2 No Voluntary Exercise of Special Warrants

No Special Warrants may be voluntarily exercised by the holders thereof at any time after their issuance, unless agreed to by the Corporation pursuant to a Supplemental Indenture entered into with the Special Warrant Agent providing for such exercise and subject to any certificates issued prior to the Deemed Exercise Date bearing the legends set out in Section 5.8.

5.3 Deemed Exercise of Special Warrants

All Special Warrants will be deemed to have been exercised immediately prior to the Deemed Exercise Time and surrendered by the Special Warrantholders without any further action on the part of the Special Warrantholders. Upon the occurrence of that event, the Special Warrant Agent shall mail within two Business Days of the Deemed Exercise Date, one or more certificates representing the Underlying Shares issued upon deemed exercise of the Special Warrants, registered in the name of the Special Warrantholders, to the addresses of the Special Warrantholders as specified in the register for the Special Warrants or to such address as the Corporation may specify in writing to the Special Warrant Agent prior to the Deemed Exercise Time.

5.4 Effect of Exercise of Special Warrants

(a) Subject to Section 5.4(b), upon deemed exercise of a Special Warrant, the Corporation shall cause to be issued to the person or persons in whose name or names the Underlying Shares so subscribed for are to be issued as specified in the Special Warrant register.  The Corporation shall cause the certificates, or in the case of Underlying Shares issued under the book entry registration system, any other appropriate evidence of the issuance of Underlying Shares to be mailed by insured mail or delivered as specified to such person or persons (or, if applicable, the trustee under the registered retirement savings plan or other similar plans which holds the Underlying Shares) at the address or addresses specified in the Special Warrants register, within two Business Days of the Deemed Exercise Date.

(b) Notwithstanding any provision herein contained to the contrary, the Corporation shall not be required to deliver certificates for Underlying Shares in any period while the transfer registers of the Corporation for the Underlying Shares are closed and, in the event of the deemed exercise of any Special Warrant during any such period, the Underlying Shares subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Underlying Shares on the date on which such transfer registers are next reopened.

(c) Upon any deemed exercise of the Special Warrants and issuance of Underlying Shares, the registered holders of the Underlying Shares so issued are deemed to have received the notice provided in Schedule "B" hereto.

5.5 Special Warrants Void After Exercise

After the deemed exercise of a Special Warrant as provided in this Article 5, the holder of a Special Warrant no longer has any rights either under this Indenture or the Special Warrant Certificate, other than the right to receive certificates or other evidence of ownership as provided herein representing an Underlying Share and the Special Warrant is void and of no value or effect.

5.6 Fractions of Underlying Shares

Where a Special Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the deemed exercise of its Special Warrants a fraction of an Underlying Share, such right may only be exercised in respect of such fraction in combination with another Special Warrant or other Special Warrants which in the aggregate entitle the Special Warrantholder to receive a whole number of Underlying Shares. If a Special Warrantholder is not able to, or elects not to, combine Special Warrants so as to be entitled to acquire a whole number of Underlying Shares, the Special Warrantholder may not acquire a fractional Underlying Share on the deemed exercise of such Special Warrants, and, as a result, has the right to acquire only that number of Underlying Shares equal to the next lowest whole number of Underlying Shares and no cash will be paid in lieu of any fractional Underlying Share.

5.7 Accounting and Recording

The Special Warrant Agent shall record the particulars of the deemed exercise of the Special Warrants, which include the name or names and addresses of the persons who become holders of Underlying Shares on exercise of the Special Warrants pursuant to this Article 5 and the number of Underlying Shares issued. If requested by the Corporation, upon the deemed exercise of the Special Warrants pursuant to this Article 5, the Special Warrant Agent shall provide those particulars in writing to the Corporation.

5.8 Legending of Special Warrants and Underlying Shares

(a)  All Special Warrant Certificates and all certificates issued in exchange therefor or in substitution thereof will have the following legends endorsed thereon:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 17, 2019."

(b)  All Special Warrant Certificates issued to purchasers of Special Warrants that are Accredited Investors in the United States or that are U.S. Persons, and all certificates issued in exchange therefor or in substitution thereof and any certificates representing the Underlying Shares issued upon deemed exercise thereof will have the following legend endorsed thereon:

"THE SECURITIES REPRESENTED HEREBY [AND IF A WARRANT: AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "U. S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE  FOREIGN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, IF REQUESTED BY THE COMPANY OR THE TRANSFER AGENT, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY'S TRANSFER AGENT. THESE SECURITIES MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES."

5.9 Securities Restrictions

Notwithstanding anything herein contained, in the event that the Special Warrants are exercised prior to the Qualification Date, the certificates representing the Underlying Shares thereby issued will bear such legends as may, in the opinion of counsel to the Corporation, acting reasonably, be necessary in order to avoid a violation of any applicable securities laws or to comply with the requirements of any stock exchange on which the Underlying Shares are listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legends are no longer necessary or advisable in order to avoid violation of such laws, or the holder of any such legended certificates representing the Underlying Shares, at the holder's expense, provides the Corporation and the Special Warrant Agent with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Underlying Shares in a transaction in which such legends are not required, such legended certificates representing Underlying Shares may thereafter be surrendered to the transfer agent in exchange for certificates which do not bear such legend.

ARTICLE 6
MEETINGS OF SPECIAL WARRANTHOLDERS

6.1 Definitions

In this Article 6 or otherwise in this Indenture:

(a) "Adjourned Meeting" means a meeting adjourned in accordance with Section 6.8;

(b) "Extraordinary Resolution" means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 66 2/3% of the votes cast on such resolution; and

(c) "Meeting" means a meeting of the Special Warrantholders in respect of any resolution including an Extraordinary Resolution.

6.2 Convening Meetings

The Special Warrant Agent or the Corporation may convene a Meeting at any time at the expense of the Corporation. Upon receipt of a written requisition signed in one or more counterparts by Special Warrantholders holding not less than 10% of the aggregate number of the then outstanding Special Warrants or upon a written request of the Corporation, the Special Warrant Agent shall convene a Meeting, provided that, it has been indemnified and funded to its reasonable satisfaction by the Corporation or the Special Warrantholders for the costs of convening and holding a Meeting. If the Special Warrant Agent fails to convene the Meeting within five Business Days after being duly requisitioned to do so and indemnified and funded as aforesaid, the Special Warrantholders may themselves convene a Meeting, the notice for which must be signed by a person that those Special Warrantholders specify, provided that the Special Warrant Agent and Corporation receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3 Place of Meeting

Every Meeting must be held at a location specified by the Corporation in Vancouver, British Columbia or at such other place that the Special Warrant Agent and Corporation approve.

6.4 Notice

The Special Warrant Agent or the Corporation, as the case may be, shall give written notice of each Meeting to each Special Warrantholder, the Special Warrant Agent (unless the Meeting has been called by the Special Warrant Agent) and the Corporation (unless the Meeting has been called by the Corporation) in the manner specified in Article 9 at least ten Business Days before the date of the Meeting. The Special Warrant Agent shall give written notice of each Adjourned Meeting to each Special Warrantholder in the manner specified in Article 9 at least five calendar days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Special Warrantholders regarding the business to be transacted at the Meeting. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Special Warrant Agent or the Corporation, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Special Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5 Persons Entitled to Attend

The Corporation may and the Special Warrant Agent shall, each by its authorized representatives including directors, officers, employees, and agents, attend every Meeting and Adjourned Meeting but neither the Corporation nor the Special Warrant Agent have the right to vote unless they are acting in their capacity as a Special Warrantholder or a proxy for a Special Warrantholder. The legal advisors of the Corporation, the Special Warrant Agent and any Special Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Special Warrantholder or as a proxy for a Special Warrantholder.

6.6 Quorum

Subject to the provisions of Section 6.18, a quorum for a Meeting shall consist of two or more persons present in person and owning or representing by proxy, not less than 25% of the aggregate number of the then outstanding Special Warrants.

6.7 Chairman

The Special Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Special Warrantholders present in person or represented by proxy shall choose one of their number to be chairman. The chairman may vote any Special Warrants for which he or she is the registered holder.

6.8 Power to Adjourn

The chairman of any Meeting at which a quorum of the Special Warrantholders is present may, with the consent of the Meeting, adjourn any such meeting. Notice of such adjournment will be given in accordance with Section 6.4 with such other requirements, if any, as the Meeting may prescribe.

6.9 Adjourned Meeting

If a quorum of the Special Warrantholders shall not be present within 30 minutes from the time fixed for holding any Meeting, the Meeting, if summoned by the Special Warrantholders or on the written direction of any Special Warrantholders holding not less than 10% of the aggregate number of the then outstanding Special Warrants, shall be dissolved; but in any other case the Meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same place and time. Any business may be brought before or dealt with at an Adjourned Meeting which might have been dealt with at the original Meeting in accordance with the notice calling the same. No business shall be transacted at any Meeting unless a quorum is present at the commencement of the Meeting. At the Adjourned Meeting the Special Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the Meeting was originally convened, notwithstanding that they may not hold at least 25% of the aggregate number of the then outstanding Special Warrants.

6.10 Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact. On a show of hands, every person who is present and entitled to vote, whether as a Special Warrantholder or as proxy for one or more absent Special Warrantholders, or both, shall have one vote.

6.11 Poll

When requested by one or more Special Warrantholders acting in person or by proxy and holding in the aggregate at least 5% of the aggregate number of the then outstanding Special Warrants, on every Extraordinary Resolution, or as directed by the chairman of a Meeting or Adjourned Meeting, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting. Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion shall not be carried. On a poll, each Special Warrantholder or person representing a Special Warrantholder by proxy shall be entitled to one vote for every Special Warrant of which he is the registered holder or of which the person being represented by proxy is the registered holder, as the case may be. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Special Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Special Warrants of which they are joint registered holders.

6.12 Regulations

Subject to the provisions of this Indenture, the Special Warrant Agent, or the Corporation with the approval of the Special Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a) setting a record date for a Meeting for determining Special Warrantholders entitled to receive notice of and vote at a Meeting;

(b) voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Special Warrantholder;

(c) lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

(d) the form of the instrument of proxy; and

(e) any other matter relating to the conduct of a Meeting.

A regulation so made is binding and effective and votes given in accordance with such a regulation shall be valid and counted. The Special Warrant Agent may permit Special Warrantholders to make proof of ownership in the manner the Special Warrant Agent approves.

6.13 Powers of Special Warrantholders

By Extraordinary Resolution passed pursuant to this Article 6, the Special Warrantholders may:

(a) agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Special Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Special Warrant Agent in its capacity as special warrant agent hereunder, subject to the consent of the Special Warrant Agent (such consent not to be unreasonably withheld), or on behalf of the Special Warrantholders against the Corporation, which has been agreed to by the Corporation;

(b) direct and authorize the Special Warrant Agent to exercise any power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such power, right, remedy, or authority;

(c) assent to any change in or omission from the provisions contained in this Indenture or the Special Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Corporation, or, with the consent of the Special Warrant Agent (such consent not to be unreasonably withheld), concerning any right of the Special Warrant Agent, and to authorize the Special Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(d) without limiting the generality of Sections 6.13(a) and (f), assent to an extension of time thereunder;

(e) with the consent of the Corporation, remove the Special Warrant Agent or its successor in office and to appoint a new registrar and agent to take the place of the Special Warrant Agent so removed;

(f) upon the Special Warrant Agent being furnished with funding and an indemnity that is, in its discretion, sufficient, require the Special Warrant Agent to enforce any covenant or obligation of the Corporation contained in this Indenture or the Special Warrant Certificates, or to enforce any right of the Special Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant, obligation or right;

(g) restrain any Special Warrantholder from instituting or continuing any suit or proceeding against the Corporation for the enforcement of a covenant on the part of the Corporation contained in this Indenture or any of the rights conferred upon the Special Warrantholders as set out in this Indenture or the Special Warrant Certificates;

(h) direct a Special Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Special Warrantholder in connection therewith;

(i) subject to Section 11.4 of this Indenture, waive and direct the Special Warrant Agent to waive a default by the Corporation in complying with any of the provisions of this Indenture or the Special Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(j) assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(k) appoint a committee with power and authority to exercise, and to direct the Special Warrant Agent to exercise, on behalf of the Special Warrantholders, such of the powers of the Special Warrantholders as are exercisable by Extraordinary Resolution; or

(l) amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.13.

6.14 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Special Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrantholders to exercise such power or combination of powers then or thereafter from time to time.

6.15 Minutes of Meetings

The Special Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Corporation and shall make available those minutes and records at the office of the Special Warrant Agent for inspection by a Special Warrantholder or his authorized representative at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16 Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Special Warrantholders holding not less than a majority of the Special Warrants outstanding in the case of an ordinary resolution, or not less than 66⅔% of the Special Warrants outstanding in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, an ordinary resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17 Binding Effect

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 6 at a meeting of Special Warrantholders shall be binding upon all the Special Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Special Warrantholders in accordance with Section 6.16 shall be binding upon all the Special Warrantholders, whether signatories thereto or not, and each and every Special Warrantholder, the Corporation and the Special Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

6.18 Holdings by the Corporation or Subsidiaries of the Corporation Disregarded

In determining whether Special Warrantholders are present at a Meeting for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Indenture, Special Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation shall be disregarded. The Corporation will provide the Special Warrant Agent with, upon request, a certificate of the Corporation detailing its holdings and those of its subsidiaries and the various registrations.

ARTICLE 7
SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1 Provision for Supplemental Indentures for Certain Purposes

From time to time, the Corporation (when authorized by action of the directors) and the Special Warrant Agent may, subject to the provisions hereof and shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Corporation and the Special Warrant Agent are necessary or advisable, provided the same are not, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, prejudicial to the interests of the Special Warrantholders;

(b) adding to the covenants of the Corporation in this Indenture for the protection of the Special Warrantholders;

(c) evidencing any succession (or successive successions) of other companies to the Corporation and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d) setting forth any adjustments resulting from the application of the provisions of Article 4;

(e) making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, prejudicial to the interests of the Special Warrantholders;

(f) giving effect to an Extraordinary Resolution;

(g) rectifying any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any amendment or deed or indenture supplemental or ancillary hereto provided that, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, the rights of the Special Warrantholders are not prejudiced thereby and provided that the Special Warrant Agent may in its discretion decline to enter into any such supplemental indenture which in its opinion, relying on the opinion of Counsel, may not afford adequate protection to the Special Warrant Agent when the same will become operative;

(h) adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates of different denominations, and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof;

(i) for any other purpose not inconsistent with the provisions of this Indenture, provided that, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, the rights of the Special Warrant Agent and the Special Warrantholders are in no way prejudiced thereby;

(j) to allow for the voluntary exercise of Special Warrants if agreed to by the Corporation in accordance with Section 5.2; or

(k) providing for the issuance of additional Special Warrants hereunder and any consequential amendments hereto as may be required by the Special Warrant Agent, provided the same are not prejudicial to the interests of the Special Warrantholders, based on the opinion of Counsel.

7.2 Corporation May Consolidate, etc. on Certain Terms

Subject to Section 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Corporation as an entirety to another body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Corporation as an entirety in circumstances resulting in the Special Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants, obligations and conditions of this Indenture to be performed or observed by the Corporation are assumed by the successor body corporate. The Special Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of Counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3 Successor Body Corporate Substituted

Where the Corporation, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all or substantially all of the properties and assets of the Corporation as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Corporation has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Corporation hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Special Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

ARTICLE 8
CONCERNING THE SPECIAL WARRANT AGENT

8.1 Duties of Special Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to special warrant agents, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Special Warrant Agent shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent special warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Special Warrant Agent from, or require any other person to indemnify the Special Warrant Agent against, any liability for its own gross negligence, willful misconduct or fraud.

8.2 Action by Special Warrant Agent

The Special Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.3 Certificate of the Corporation

If, in the administration of its duties hereunder, the Special Warrant Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Special Warrant Agent may accept, act, and rely upon, and shall be protected in accepting, acting, and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Special Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate. In addition to the reports, certificates, opinions, and other evidence required by this Indenture, the Corporation shall furnish to the Special Warrant Agent such additional evidence of compliance with any provision hereof, and in such form as may be prescribed by Applicable Legislation, under Section 8.6, or as the Special Warrant Agent may reasonably require by written notice to the Corporation. Whenever Applicable Legislation requires that evidence referred to in this Section 8.3 be in the form of a statutory declaration, the Special Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chairman of the Board and Chief Executive Officer, President or Chief Financial Officer of the Corporation or by any other officer or director of the Corporation to whom such authority is delegated by the directors from time to time.

8.4 Special Warrant Agent May Employ Experts

The Special Warrant Agent may, at the Corporation's expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake, gross negligence or error of judgment on the part of any of them and the Corporation shall pay or reimburse the Special Warrant Agent for any reasonable fees, expenses and disbursements of such experts or advisors. The Corporation shall reimburse the Special Warrant Agent for all disbursements, costs and expenses made or incurred by the Special Warrant Agent in the discharge of its duties and in the management of its duties hereunder. The Special Warrant Agent may rely upon and act upon, and shall be protected from relying and acting upon, the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of its duties  hereunder. The Special Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Special Warrant Agent in good faith.

8.5 Resignation and Replacement of Special Warrant Agent

(a) The Special Warrant Agent may resign and be discharged from all further obligations hereunder by giving to the Corporation written notice of at least 60 calendar days, or such shorter time period if acceptable to the Corporation, before the effective date of the resignation. If the Special Warrant Agent resigns, or becomes incapable of acting hereunder, the Corporation shall forthwith appoint in writing a new special warrant agent, unless a new Special Warrant Agent has already been appointed by the Special Warrantholders.

(b) Failing such appointment by the Corporation or by the Special Warrantholders by Extraordinary Resolution, the retiring Special Warrant Agent, at the expense of the Corporation, or any Special Warrantholder may apply to a Judge of the British Columbia Supreme Court on such notice as such Judge may direct, for the appointment of a new special warrant agent. The Special Warrantholders may, by Extraordinary Resolution, remove the Special Warrant Agent (including a special warrant agent appointed by the Corporation or by a Judge as aforesaid) and appoint a new special warrant agent.

(c) Any new Special Warrant Agent appointed under the provisions of this Section 8.5 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province.

(d) On any new appointment, the new Special Warrant Agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Special Warrant Agent without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring such powers, rights, duties, and responsibilities of the new Special Warrant Agent, provided that, any successor Special Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Special Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Special Warrant Agent an appropriate instrument transferring to such successor Special Warrant Agent all rights and powers of the Special Warrant Agent hereunder.

(e) On the appointment of a new Special Warrant Agent, the Corporation will promptly give notice thereof to the Special Warrantholders.

(f) Any Special Warrant Certificates certified but not delivered by a predecessor Special Warrant Agent may be delivered by the successor Special Warrant Agent in the name of the predecessor or successor Special Warrant Agent.

(g) Any corporation into which the Special Warrant Agent may be merged or consolidated or amalgamated, or to which all or substantially all of its corporate trust business is sold or otherwise transferred or any corporation resulting therefrom to which the Special Warrant Agent shall be a party, or any corporation succeeding to substantially the corporate trust business of the Special Warrant Agent shall be the successor to the Special Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation is eligible for appointment as successor Special Warrant Agent pursuant to Section 8.5(c).

8.6 Indenture Legislation

The Corporation and the Special Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7 Notice

The Special Warrant Agent shall not be bound to give any notice or do or take any act, action, or proceeding by virtue of the powers conferred on it hereby unless and until it is required to do so under the terms hereof; nor shall the Special Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Special Warrant Agent and in the absence of any such notice the Special Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements, or conditions contained herein. Any such notice will in no way limit any discretion herein given the Special Warrant Agent to determine whether or not the Special Warrant Agent will take action with respect to any default. The Special Warrant Agent shall not be bound to give notice to any person of execution hereof.

8.8 Use of Proceeds

The Special Warrant Agent is in no way responsible for the use by the Corporation of the proceeds of the issue hereunder.

8.9 No Inquiries

In the exercise of any right or duty hereunder the Special Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Special Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Special Warrant Agent, if the Special Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture. The Special Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Proof of execution of any document or instrument in writing by a holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner the Special Warrant Agent considers adequate and in respect of a corporate Special Warrantholder, shall include a certificate of incumbency of such Special Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument. The Special Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation's covenants hereunder.

8.10 Actions by Special Warrant Agent to Protect Interest

The Special Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special Warrantholders.

8.11 Special Warrant Agent Not Required to Give Security

The Special Warrant Agent is not required to give any bond or security with respect to the execution or administration of its duties and powers of this Indenture.

8.12 No Conflict of Interest

The Special Warrant Agent represents to the Corporation that, to the best of its knowledge, at the time of the execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Special Warrant Agent hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists or arises, the validity and enforceability of this Indenture and the instruments issued hereunder are not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Special Warrant Agent shall, within 30 calendar days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.13 Special Warrant Agent Not Ordinarily Bound

No provision of this Indenture shall require the Special Warrant Agent (and its officers, directors, employees and agents) to expend or risk its (or their) own funds or otherwise incur financial liability in the performance of any of its (or their) duties or in the exercise of any of its (or their) rights or powers unless it is (or they are) so indemnified and funded. The obligation of the Special Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Special Warrantholders hereunder, is conditional upon Special Warrantholders furnishing, when required in writing so to do by the Special Warrant Agent, funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Special Warrant Agent to protect and hold harmless the Special Warrant Agent against any costs, charges, expenses, loss, damage or liability by reason thereof. The Special Warrant Agent may, before commencing or at any time during the continuance of any such act, action, or proceeding, require the Special Warrantholders at whose instance it is acting to deposit with the Special Warrant Agent the Special Warrant Certificates held by them, for which Special Warrant Certificates the Special Warrant Agent shall issue receipts.

8.14 Special Warrant Agent May Deal in Instruments

Subject to Section 8.12, the Special Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Corporation, including the Special Warrants and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

8.15 Recitals or Statements of Fact Made by Corporation

Except for the representations contained in Sections 8.12 and in the certification or Authentication of the Special Warrant Agent of the Special Warrants Certificates and the Uncertificated Special Warrants, subject to the provisions hereof, the Special Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Special Warrant Certificates and is not required to verify the same, but all such statements and recitals are and are deemed to have been made by the Corporation only.

8.16 Special Warrant Agent's Discretion Absolute

The Special Warrant Agent, except as herein otherwise provided, has, as regards to all the powers, authorities and discretions vested in it, absolute discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.17 No Representations as to Validity

The Special Warrant Agent is not:

(a) under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Section 2.3(a) hereof) in respect of the validity or the execution of any Special Warrant Certificate;

(b) under any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) bound to give notice to any person or persons of the execution hereof;

(d) responsible for any breach by the Corporation of any covenant or condition contained in this Indenture or in any Special Warrant Certificate and will not incur any liability or responsibility whatever or be in any way responsible for the consequences of any breach by the Corporation of any obligation herein contained or of any act of any director, officer, employee, or agent of the Corporation; or

(e) by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued as provided in this Indenture or in any Special Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.17 rests upon the Corporation and not upon the Special Warrant Agent and the failure of the Corporation to discharge any such duty and responsibility does not in any way render the Special Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.18 Special Warrant Agent's Authority to Carry on Business

The Special Warrant Agent represents to the Corporation that at the date hereof it is authorized to carry on the business of a trust company in Ontario. If, notwithstanding the provisions of this Section 8.18, it ceases to be authorized to carry on such business in Ontario, the validity and enforceability of this Indenture and of the Special Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Special Warrant Agent shall, within 30 calendar days after ceasing to be authorized to carry on such business in Ontario, either become so authorized or resign in the manner and with the effect specified in Section 8.5.

8.19 Indemnification of Special Warrant Agent

Without limiting any protection or indemnity of the Special Warrant Agent under any other provision hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Special Warrant Agent and its affiliates, their successors, assigns, and each of their directors, officers, employees and agents (the "Indemnified Parties") and save them harmless from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and other disbursements arising by reason of the gross negligence, willful misconduct or fraud of the Special Warrant Agent. This provision shall survive the resignation or removal of the Special Warrant Agent, or the termination of this Indenture. In the absence of gross negligence, willful misconduct, or fraud on its part, the Special Warrant Agent will not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in performance of its duties under this Agreement.  Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Special Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages of any kind whatsoever (including but not limited to lost profits), even if the Special Warrant Agent has been advised of the possibility of such damages.  The Special Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Special Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.20 Third Party Interests

The Corporation hereby represents to the Special Warrant Agent that any account to be opened by, or interest to be held by the Special Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Special Warrant Agent's prescribed form as to the particulars of such third party.

8.21 Compliance with Anti-Money Laundering Legislation

The Special Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Special Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation, or economic sanctions legislation, regulation or guideline. Further, should the Special Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non- compliance with any applicable anti-money laundering, anti-terrorist legislation, or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten calendar days' written notice to the Corporation, provided (i) that the Special Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Special Warrant Agent's satisfaction within such ten day period, then such resignation shall not be effective.

8.22 Not Appointed Receiver

The Special Warrant Agent and any person related to the Special Warrant Agent will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

8.23 Compliance with Privacy Policy

The Corporation acknowledges that the Special Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such party and/or its representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Special Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Special Warrant Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Special Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

The Corporation acknowledges and agrees that the Special Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy policy, which the Special Warrant Agent shall make available on its website or upon request, including revisions thereto. Further, the Corporation agrees that it shall not provide or cause to be provided to the Special Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

8.24 Performance of Covenants by Special Warrant Agent

If the Corporation fails to perform any of its covenants contained in this Indenture, then the Corporation will notify the Special Warrant Agent in writing of such failure and, upon receipt by the Special Warrant Agent of such notice, the Special Warrant Agent will notify the Special Warrantholders of such failure on the part of the Corporation and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it.  All sums expended or disbursed by the Special Warrant Agent in so doing shall be reimbursed as provided in Section 3.12.  No such performance, expenditure or disbursement by the Special Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 9
NOTICES

9.1 Notice to Corporation and Special Warrant Agent

Any notice, direction or other instrument addressed to the Corporation or Special Warrant Agent under the provisions of this Indenture is valid and effective if in writing delivered personally, sent by registered letter, postage prepaid or sent by facsimile or pdf via email:

(a) If to the Corporation:

Integra Resources Corp.
400 Burrard Street, Suite 1050
Vancouver, British Columbia
V6C 3A6

Attention: Andree St-Germain
email: andree@integraresources.com

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP
885 West Georgia Street, Suite 2200
Vancouver, British Columbia
V6C 3E8

Attention: David Redford, Partner
email: dredford@casselsbrock.com

(b) If to the Special Warrant Agent:

TSX Trust Company
301- 100 Adelaide Street West
Toronto, Ontario  M5H 4H1

Attention: Vice President, Corporate Trust
Facsimile: (416) 361-0470
email: tmxestaff-corporatetrust@tmx.com

Any notice, direction or other instrument aforesaid will, if delivered personally, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third Business Day following the date of the postmark on such notice, direction or other instrument and, if sent by facsimile or pdf via email, be deemed to have been given and received on the day it was so sent unless it was sent:

(a) on a day which is not a business day in the place to which it was sent; or

(b) after 5:00 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a business day in the place to which it was sent.

The Corporation or the Special Warrant Agent, as the case may be, may from time to time notify the others in the manner provided in this Section 9.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Special Warrant Agent, as the case may be, for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Special Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in this Section 9.1, or by facsimile or electronic transmission or other means of prepaid, transmitted and recorded communication.

9.2 Notice to Special Warrantholders

Any notice to the Special Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or sent by courier, to each Special Warrantholder at its address appearing on the register of Special Warrants kept by the Special Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, shall be deemed to have been received on the third Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice or accidental failure to mail notice to any Special Warrantholder will not invalidate any action or proceeding founded thereon. All notices may be given to whichever one of the Special Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Special Warrantholders of and any other persons (if any) interested in such Special Warrants.

If, by reason of any interruption of mail service, actual or threatened, any notice to be given to the Special Warrantholders by the Special Warrant Agent or the Corporation would be unlikely to reach or likely to be delayed in reaching its destination in the ordinary course of mail, such notice shall be valid and effective only if published twice (i) in the Report on Business section in the national edition of The Globe & Mail newspaper; and (ii) in such other place or places and manner, if any, as the Corporation may require. Any notice given to Special Warrantholders by publication shall be deemed to have been given on the last day on which publication shall have been effected.

A copy of any notice provided to the Special Warrantholders by the Corporation shall be concurrently provided to the Special Warrant Agent in the manner specified in Section 9.1.

ARTICLE 10
POWER OF BOARD OF DIRECTORS

10.1 Board of Directors

In this Indenture, where the Corporation is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Corporation, by any duly appointed committee of the directors of the Corporation or by those officers of the Corporation authorized to exercise such acts.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1 Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2 Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3 No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act by the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4 Waiver of Default

Notwithstanding Section 11.3 above, upon the happening of any default hereunder:

(a) the holders of not less than 50% of the Special Warrants plus one Special Warrant then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution created under Article 6) by requisition in writing to instruct the Special Warrant Agent to waive any default hereunder and the Special Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Special Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Special Warrant Agent may deem advisable, if, in the Special Warrant Agent's opinion, relying on the opinion of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Special Warrant Agent or of the Special Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Special Warrant Agent or of the Special Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

11.5 Immunity of Shareholders

Subject to the contractual right of action given by the Corporation to the Special Warrantholders in the subscription agreements between the Corporation and the purchasers of the Special Warrants and given in Section 3.15 herein, and subject to any other rights or remedies available to the Special Warrantholders under applicable securities legislation or otherwise, the Special Warrant Agent and, by the acceptance of the Special Warrant Certificate or other evidence of ownership in the case of Uncertificated Special Warrants and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or of any successor corporation on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Special Warrant Certificates.

11.6 Limitation of Liability

Subject to Section 11.5, the obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or of any successor corporation or any of the past, present or future officers, employees or agents of the Corporation or of any successor corporation, but only the property of the Corporation or of any successor corporation shall be bound in respect hereof.

11.7 Suits by Special Warrantholders

(a) No Special Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Special Warrantholders by Extraordinary Resolution have made a request to the Special Warrant Agent and the Special Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Special Warrantholders or any of them have furnished to the Special Warrant Agent, when so requested by the Special Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Special Warrant Agent has failed to act within a reasonable time or the Special Warrant Agent has failed to actively pursue any such act or proceeding.

(b) Subject to the provisions of Section 11.7(a)and otherwise in this Indenture, all or any of the rights conferred upon a Special Warrantholder by the terms of a Special Warrant may be enforced by such Special Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Special Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Special Warrantholders from time to time.

11.8 Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, earthquakes, governmental action or judicial order or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.9 Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns and, subject to Sections 4.1(d), 7.2 and 8.5(g), may not be assigned by either party hereto without the consent in writing of the other party, such consent not to be unreasonably withheld.

11.10 Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Indenture and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

11.11 Satisfaction and Discharge of Indenture

Upon the occurrence of the Deemed Exercise Time and if and once all Underlying Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture (except for any indemnities given to the Special Warrant Agent) shall cease to be of further effect and the Special Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Special Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and upon payment to the Special Warrant Agent of the fees and other remuneration payable to the Special Warrant Agent, the Special Warrant Agent shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Special Warrant Agent by the Corporation hereunder, Section 2.4(g) and Section 3.15 shall remain in full force and effect and survive the termination of this Indenture.

11.12 Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders

Nothing in this Indenture or the Special Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Special Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

11.13 Further Assurances

Each of the parties hereto, including the Corporation, subject to Applicable Legislation, shall do or cause to be done all such acts and things and execute such further documents, agreements and assurances as may reasonably be necessary or advisable from time to time to carry out the provisions of this Indenture in accordance with their true intent.

11.14 Formal Date and Effective Date

For the purpose of convenience, this Indenture is referred to as bearing the formal date of August 16, 2019; however, notwithstanding such formal date, this Indenture becomes effective as between the Corporation and any particular Special Warrantholder upon the date of issuance of a Special Warrant to such Special Warrantholder.

[Remainder of page intentionally left blank.]

The parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

INTEGRA RESOURCES CORP.

Per:	/s/ "Andree St-Germain"
Authorized Signatory

TSX TRUST COMPANY

Per:	/s/ "Mardi McNaughton"
Authorized Signatory

Per:	/s/ "Bolanle Oyelade"
Authorized Signatory

SCHEDULE "A"

FORM OF SPECIAL WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE DECEMBER 17, 2019.

For all Special Warrants required to bear the legend in Section5.8(b) of the Indenture, include the following:

THE SECURITIES REPRESENTED HEREBY [AND IF A WARRANT: AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "U. S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE  FOREIGN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, IF REQUESTED BY THE COMPANY OR THE TRANSFER AGENT, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY'S TRANSFER AGENT. THESE SECURITIES MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.

SPECIAL WARRANT CERTIFICATE

INTEGRA RESOURCES CORP.
(a corporation existing under the laws of Ontario)

No. [⬤]	«Number» SPECIAL WARRANTS entitling the holder to acquire one Common Share for each Special Warrant

THIS IS TO CERTIFY that, for value received, «Name» (the "Special Warrantholder") is the registered holder of the number of special warrants (the "Special Warrants") stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Indenture (as defined below), one common share (the "Underlying Share") of Integra Resources Corp. (the "Corporation") per Special Warrant represented hereby, all without payment of any additional consideration.

The Special Warrants represented by this certificate are issued under and pursuant to a certain indenture (the "Indenture") made as of August 16, 2019 between the Corporation and TSX Trust Company (the "Special Warrant Agent") (which expression includes any successor special warrant agent appointed under the Indenture), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which such Special Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Special Warrants by acceptance hereof assents. All terms defined in the Indenture are used herein as so defined. In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Special Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail. The Corporation will furnish to the holder of this Special Warrant Certificate, upon request and without charge, a copy of the Indenture.

B-1

The Special Warrants represented by this Special Warrant Certificate will be deemed to be automatically exercised at 2:00 p.m. (Vancouver, British Columbia time) on the date that is the first Business Day after the date on which the receipt (the "Receipt") for a (final) prospectus qualifying the distribution of the Underlying Shares issuable upon deemed exercise of the Special Warrants (the "Prospectus") has been issued by the securities commissions or similar regulatory authority (the "Securities Regulators") in each of the provinces of Canada in which Special Warrants are sold (the "Designated Jurisdictions") (the "Deemed Exercise Time").

The Special Warrants will be deemed to have been exercised, delivered and surrendered by the holders thereof immediately prior to the Deemed Exercise Time without any further action on the part of the holders.

The Corporation will use its best efforts to obtain the Receipt for the Prospectus as soon as possible following August 16, 2019.  If a Receipt is not obtained by December 17, 2019, the Special Warrants will automatically be deemed to be exercised and convert to Underlying Shares.

The Underlying Shares in respect of which the Special Warrants are deemed exercised will be deemed to have been issued on the date of such exercise, at which time each Special Warrantholder will be deemed to have become the holder of record of such Underlying Shares.

After the deemed exercise of Special Warrants, the Special Warrant Agent shall within two Business Days of such deemed exercise cause to be mailed or delivered to each Special Warrantholder at its address specified in the register for the Special Warrants maintained by the Special Warrant Agent or to such address as the Corporation may specify in writing to the Special Warrant Agent prior to the exercise of such Special Warrants, certificates for the appropriate number of Underlying Shares issuable in respect of such Special Warrants, not exceeding those which such Special Warrantholder is entitled to acquire pursuant to the Special Warrants so exercised.

The holder of this Special Warrant Certificate may at any time up to the Deemed Exercise Time, upon written instruction delivered to the Special Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Special Warrant Certificate for other Special Warrant Certificates evidencing the same number of Special Warrants represented by this Special Warrant Certificate.

The number of Underlying Shares which may be acquired by a Special Warrantholder upon deemed exercise of Special Warrants is also subject to and governed by Article 4 of the Indenture with respect to anti-dilution provisions, including provisions for the appropriate adjustment of the class, number and price of the securities issuable hereunder upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of stock dividends, or amalgamation of the Corporation.

2

The holding of the Special Warrants evidenced by this Special Warrant Certificate does not constitute the Special Warrantholder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as expressly provided herein and in the Indenture.

The Special Warrants may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), on the register kept at the office of the Special Warrant Agent, in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, and in compliance with such other reasonable requirements as the Corporation and the Special Warrant Agent may prescribe.

The holder understands and acknowledges that the Special Warrants and Underlying Shares issuable hereunder upon deemed exercise of the Special Warrants (together, the "Securities") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or under the securities laws of any state of the United States, and that Special Warrants originally issued in the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person are, and any Securities issued upon the deemed exercise of such Special Warrants will be, "restricted securities" within the meaning of Rule 144(a)(3) of the 1933 Act. "United States" and "U.S. person" have the respective meanings assigned in Regulation S ("Regulation S") under the 1933 Act.

This Special Warrant Certificate shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

After the deemed exercise of any of the Special Warrants represented by this Special Warrant Certificate, the Special Warrantholder shall no longer have any rights under either the Indenture or this Special Warrant Certificate with respect to such Special Warrants, other than the right to receive certificates representing the Underlying Shares issuable on the deemed exercise of those Special Warrants, and those Special Warrants shall be void and of no further value or effect.

The Indenture contains provisions making binding upon all Special Warrantholders resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by the Special Warrantholders holding a specified percentage of the Special Warrants.

Time shall be of the essence hereof.

3

The Corporation has caused this Special Warrant Certificate to be executed and the Special Warrant Agent has caused this Special Warrant Certificate to be countersigned by its duly authorized officers as of this 16th day of August, 2019.

INTEGRA RESOURCES CORP.

Per:
Authorized Signatory

COUNTERSIGNED BY:

TSX TRUST COMPANY

Per:
Authorized Signatory

Dated:

4

FORM OF TRANSFER

To: TSX Trust Company

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

_____________________________________________________________________________________________________________________________________________________ (print name and address) the Special Warrants represented by this Special Warrant Certificate and hereby irrevocably constitutes and appoints _________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Special Warrant Agent.

In the case of a warrant certificate that contains or is deemed to contain a U.S. restrictive legend substantially in the form set forth in Section 5.8(b) of the Special Warrant Indenture, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made to the Corporation;

☐	(B) the transfer is being made outside the United States in accordance with Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations, or

☐

(C) the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, with respect to certificated Special Warrants held by a United States Special Warrantholder that received such Special Warrants as an Accredited Investor in the original issuance, in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Special Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect.

In the case of a Special Warrant Certificate that does not contain or is not deemed to contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Special Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Special Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect, and such Special Warrant Certificate transferred to, or for the account or benefit of a U.S. Person or to a person in the United States, shall bear or be deemed to bear the applicable U.S. legend.

DATED this ____ day of ____________________________, 20____.

5

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	) )

	)	Signature of Transferor

)

)

Guarantor's Signature/Stamp	)	Name of Transferor

)

REASON FOR TRANSFER - For US citizens or residents only (where the individual(s) or corporation receiving the securities is a US citizen or resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

Date of Event (Date of gift, death or sale):	Value per Special Warrant on the date of event:

☐ CAD OR ☐ USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

  Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

  Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

6

  Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US CITIZENS OR RESIDENTS ONLY

Consistent with US IRS regulations, TSX Trust Company is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

7

SCHEDULE "B"

NOTICE FOLLOWING DEEMED EXERCISE OF SPECIAL WARRANTS

Reference is made to the Special Warrant Indenture (the "Indenture") dated August 16, 2019 between Integra Resources Corp. (the "Corporation") and TSX Trust Company, as Special Warrant Agent. All capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Indenture. The Corporation, a corporation existing under the laws of Ontario, hereby gives notice to the registered holders of the Underlying Shares issued upon the deemed exercise of the Special Warrants in accordance with the terms of the Indenture of the following:

(a) the Underlying Shares so issued upon the deemed exercise of the Special Warrants have been issued to the person or persons in whose name or names the Underlying Shares so subscribed for are to be issued as specified in the Special Warrant register;

(b) the number of Underlying Shares issued is equal to the number of Underlying Shares issuable, in accordance with the terms of the Indenture, per Special Warrant deemed exercised; and

(c) the Corporation will furnish to the registered holders of the Underlying Shares, on demand and without charge, a full copy of the text of:

(1) the rights, privileges, restrictions and conditions attached to the Common Shares; and

(2) the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series, if applicable.

INTEGRA RESOURCES CORP.

Per:
Authorized Signatory

B-1

SCHEDULE "C"

NOTICE OF RECEIPTED PROSPECTUS

TO:   TSX Trust Company, as Special Warrant Agent (the "Special Warrant Agent")

Reference is made to the special warrant indenture dated August 16, 2019 (the "Indenture") between Integra Resources Corp. (the "Corporation") and the Special Warrant Agent. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to such terms in the Indenture.

Pursuant to Section 3.7 of the Indenture, the Corporation hereby provides notice to the Special Warrant Agent that a Receipt for the Prospectus has been issued as of [⬤] and that the Special Warrants will be deemed to be exercised effective as of [⬤].

The Corporation hereby confirms that no adjustment has occurred pursuant to the terms of the Indenture.

INTEGRA RESOURCES CORP.

Per:
Authorized Signatory

C-1